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                           May 12, 2022

       Brian Bottjer
       Senior Vice President and Chief Accounting Officer
       FG Financial Group, Inc.
       360 Central Ave, Suite 800
       St. Petersburg, FL 33701

                                                        Re: FG Financial Group,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 6, 2022
                                                            File No. 333-264735

       Dear Mr. Bottjer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance